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                                                                 Exhibit (a)(11)


For more information contact:

Welch Allyn, Inc.  For Immediate Release
4341 State Street Road
Skaneateles Falls, NY 13153
Jean Vincent, (315) 685-3696
Vincentjg@mail.welchallyn.com


          Welch Allyn, Inc. Successfully Completes Tender Offer for Shares of Protocol Systems, Inc.


     Skaneateles Falls, NY -- July 13, 2000 -- Welch Allyn, Inc., a privately-held company, today announced that the cash tender offer by Welch Allyn Acquisition Corporation, a wholly-owned subsidiary of Welch Allyn, Inc., for all of the outstanding shares of common stock of Protocol Systems, Inc. (NASDAQ:
PCOL) expired at 12:00 midnight, New York City time, on Wednesday, July 12, 2000, as scheduled. Payments for the accepted shares will be made promptly. Approximately 7.8 million shares (or 95% of the outstanding shares) of Protocol common stock were validly tendered and accepted for payment. In addition, ChaseMellon Shareholder Services, the Depositary for the offer, has received Notices of Guaranteed Delivery with respect to approximately 28 thousand shares (or 0.3% of the outstanding shares) of Protocol common stock.

     As previously announced, Welch Allyn Acquisition Corporation is providing a subsequent offering period of 15 business days pursuant to Rule 14d-11, promulgated under the Securities Exchange Act of 1934, as amended. The subsequent offering period
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commenced immediately after expiration of the tender offer and will remain open until midnight, New York City, time, on Wednesday, August 2, 2000. During the subsequent offering period, Welch Allyn Acquisition Corporation will immediately accept and promptly pay $16.00 per share, net to the seller in cash, without interest thereon, for all shares of Protocol common stock as they are tendered. No withdrawal rights will be available to the tendering shareholders during the subsequent offering period. Tender of shares during the subsequent offering period must be in accordance with the procedures set forth in the Offer to Purchase.

     After the expiration of the subsequent offering period, Welch Allyn, Inc. intends to proceed to acquire the remaining outstanding shares of Protocol common stock through a second-step merger in which shares of common stock not purchased in the tender offer will be converted, upon completion of the merger, into the right to receive $16.00 per share in cash.

     This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities, nor a recommendation with respect to any such offer. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, dated June 7, 2000, and the related Letter of Transmittal, and the Solicitation/recommendation of Protocol Systems, Inc. is set forth in its Solicitation/Recommendation Statement on Schedule 14D-9, dated June 7, 2000. Each of the foregoing documents was filed with the Securities and Exchange Commission (SEC), and mailed to the shareholders of Protocol Systems, Inc., on June 7, 2000. These documents may be obtained free of charge at the SEC's web site at www.sec.gov. You may also obtain a copy of these documents free of charge from ChaseMellon Shareholder Services, the Information Agent for the tender offer, by calling toll-free (888) 509-7936.
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     Protocol Systems, Inc. designs, manufactures and markets mission-critical flexible monitoring solutions that improve patient care and lower healthcare operating costs. Protocol uses innovative computer and software technologies to provide vital patient data and connect clinicians with mobile patients via workstations, wireless devices and the Internet. Protocol is based in Beaverton, Ore. and its products are available in more than 90 countries around the world.

     Welch Allyn, Inc. was founded in 1915 and is today a leading manufacturer and marketer of innovative medical and dental diagnostic equipment and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn, Inc. has more than 1,800 employees and numerous manufacturing, sales, and distribution facilities located throughout the world.

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